

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Stephan Zoll
Managing Director and Chief Executive Officer
SIGNA Sports United B.V.
Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany

> **Re: SIGNA Sports United B.V.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed October 15, 2021**
> **File No. 333-257685**

Dear Dr. Zoll:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-4

Ownership of TopCo, page 32

1.   Please revise here and elsewhere as appropriate to reflect the change in ownership of the parties listed if redemptions trigger certain terms of the Redemption Offset Agreement and require the subscription and purchase of TopCo ordinary shares. Please also quantify the Redemption Threshold Amount using the current amount on deposit in the Trust Account.

Risk Factors, page 42

2.   We note that you have amended the Sponsor Letter Agreement so that TopCo Ordinary Shares issued in the PIPE financing will not be subject to a lock-up period following the

closing. Please revise throughout as appropriate to clarify that such shares are not subject to a lock-up agreement. Please also add risk factor disclosure quantifying the number of TopCo Ordinary Shares that could be sold following the closing of the business combination and the risk to investors, including the potential impact on the market price.

Projected Financial Information, page 137

3.   We note your response and revisions to our prior comment 6, however it does not appear that you have disclosed any of the additional analyses or projections that are included in the investor presentation filed on June 11, 2021 or the most recent presentation filed on October 20, 2021, and we reissue our comment. Please tell us whether the Board considered the additional analyses and projections included in the presentation as a factor in recommending that shareholders approve the transaction. If so, please include the additional analyses and projections in the registration statement. If the Board did not consider these analyses and projections, please tell us why and explain the material differences in the projections and analyses included in the investor presentation as compared to the disclosure.

Business of SSU and Certain Information About SSU
Overview, page 241

4.   We note your response to comment 11 and reissue the comment. We note you disclose "We consider ourselves to be the global number one online specialty sports e-commerce and technology platform measured by revenue, compared to our competitors focusing on sports retailing mainly via online channels (excluding traditional generalist offline sports retailers, specialist offline sports retailers or e-commerce generalists)." This statement indicates the focus of some of your competitors, but does not clarify how you define the online specialty sports e-commerce market. You appear to define the "online specialty sports e-commerce" market by exclusion. Please expand your description to provide disclosure about what is included in the market.

SSU's Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-IFRS Financial Measures
Adjusted EBITDA, page 299

5.   We reviewed the changes you made in response to comment 37 in our July 30, 2021 letter and your updated interim period financial information. Given your historical experience, as well as your current growth strategy disclosed on page 47, it appears that ramp-up costs are normal, recurring costs of your operations. Please remove this adjustment from all adjusted EBITDA measures presented above the segment level throughout the filing. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In addition, tell us and disclose in greater detail for each period presented the nature and amounts of your various types of consulting fees, including your rationale for adjusting for each of them. Finally, check the

        footing of your reconciliations from net loss to adjusted EBITDA for each period presented and make the necessary revisions.

        You may contact Amy Geddes at 202-551-3304 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-3442 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services